CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FIRST QUARTER ENDED

September 30, 2005

(unaudited)

White Knight Resources Ltd.
CONSOLIDATED BALANCE SHEETS
(Unaudited –prepared by management)
Canadian Funds

	Sep 30 2005	June 30 2005

ASSETS

Current Cash and cash equivalents	$738,194	$282,459

Temporary investments	15,555,835	10,895,443

Receivables	243,941	176,164

Prepaid expenses	24,393	41,974

	16,562,363	11,396,040

Mineral property interests (Note 3)	2,671,693	2,456,147
Deferred exploration costs (Note 4)	2,133,557	1,508,878
Reclamation bonds	233,963	196,692
Investments	40,000
Equipment	148,724	139,118

	$21,790,300	$15,696,875

LIABILITIES

Current Accounts payable and accruals	$199,261	$161,831

Due to related parties (Note 6)	110,107	17,754

	309,368	179,585
SHAREHOLDERS’ EQUITY
Capital Stock (Note 5)	33,367,532	26,844,701

Contributed Surplus	989,393	1,246,525

Deficit	(12,875,993)	(12,573,936)

	21,480,932	15,517,290

	$21,790,300	$15,696,875

Approved by the Board:

Director:	Director:

“John M. Leask”	“Megan Cameron-Jones”
John M. Leask, P.Eng	Megan Cameron-Jones

The accompanying notes are an integral part of these consolidated financial statements.

White Knight Resources Ltd.
CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited –prepared by management)
For the period ended September 30 - Canadian Funds

	2005		2004

	Quarter to Date	Year to Date	Quarter to Date	Year to Date

EXPENSES
Amortization	$8,657	$8,657	$12,079	$12,079
Audit			19,232	19,232
Bank charges & interest	1,863	1,863	1,535	1,535
Consulting	30,995	30,995	29,991	29,991
Consulting - stock based compensation	26,766	26,766
Investor relations & shareholder info	29,616	29,616	24,580	24,580
Legal	8,962	8,962	20	20
Management fees	66,000	66,000	66,000	66,000
Office & miscellaneous	26,999	26,999	14,316	14,316
Rent	13,394	13,394	15,028	15,028
Telephone	5,896	5,896	4,326	4,326
Transfer agent & listing fees	4,630	4,630	1,506	1,506
Travel & entertainment	38,384	38,384	1,964	1,964
Wages & benefits	22,544	22,544	20,084	20,084

LOSS BEFORE UNDER-NOTED ITEMS	(284,706)	(284,706)	(210,661)	(210,661)

Interest income	28,877	28,877	2,676	2,676
Loss on foreign exchange	(21,434)	(21,434)	(19,574)	(19,574)
Option payments received (net)	13,617	13,617	63,340	63,340
Loss on disposal of equipment			(757)	(757)
Unrealized recovery on temporary
investments	301	301
Write-off of deferred exploration costs	(38,712)	(38,712)	(39,231)	(39,231)

LOSS FOR THE PERIOD	$(302,057)	$(302,057)	$(204,207)	$(204,207)

Loss per common share	$(0.005)	$(0.005)	$(0.004)	$(0.004)

Weighted average number of common
shares outstanding	57,658,497	57,658,497	51,605,690	51,605,690

The accompanying notes are an integral part of these consolidated financial statements.

White Knight Resources Ltd.
CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY
(Unaudited –prepared by management)
For the period ended September 30 - Canadian Funds

	Number				Contributed
	of Shares		Price	Amount	Surplus	Deficit	Total

Balance, Jun 30, 2005	54,089,386	$		$26,844,701	$1,246,525	$(12,573,936)	$15,517,290

Shares issued for:
Exercise of warrants (Note 5)	4,940,586		1.25	6,415,300			6,415,300
Exercise of stock options (Note 5)	120,000		0.53	107,531			107,531
Stock-based compensation					26,766		26,766
Less: Fair market value of stock
options and broker’s
warrants exercised (Note 5)					(283,898)		(283,898)
Loss for the period						(302,057)	(302,057)

Balance, Sep 30, 2005	59,149,972			$33,367,532	$989,393	$(12,875,993)	$21,480,932

The accompanying notes are an integral part of these consolidated financial statements.

White Knight Resources Ltd.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited –prepared by management)
For the period ended September 30 – Canadian Funds

	2005		2004
	Quarter to Date	Year to Date	Quarter to Date	Year to Date

Cash Flows from Operating Activities
Loss for the period	$(302,057)	$(302,057)	$(204,207)	$(204,207)
Amortization	8,657	8,657	12,079	12,079
Write-off of deferred exploration costs	38,712	38,712	39,231	39,231
Stock-based compensation	26,766	26,766
Changes in non-cash working capital
Decrease in prepaid expenses	17,581	17,581	13,074	13,074
Decrease (increase) in receivables	(264,958)	(264,958)	5,745	5,745
Decrease in accounts payable & accr. liabilities	(158,753)	(158,753)	(51,954)	(51,954)
Increase (decrease) in due to related parties	92,353	92,353	(27,505)	(27,505)
	(541,699)	(541,699)	(213,537)	(213,537)

Cash Flows from Financing Activities
Issuance of capital stock	6,238,933	6,238,933	1,435,500	1,435,500
	6,238,933	6,238,933	1,435,500	1,435,500

Cash Flows from Investing Activities
Acquisition of mineral property interests	(148,344)	(148,344)	(581,033)	(581,033)
Deferred exploration costs, net of recoveries	(402,276)	(402,276)	(395,752)	(395,752)
Acquisition of temporary investments	(4,660,392)	(4,660,392)	(2,300,000)	(2,300,000)
Acquisition of equipment	(18,263)	(18,263)	(59,174)	(59,174)
Reclamation bonds	(12,224)	(12,224)	11,191	11,191
	(5,241,499)	(5,241,499)	(3,324,768)	(3,324,768)

Net Increase (decrease) in Cash and Cash
Equivalents	455,735	455,735	(2,102,805)	(2,102,805)

Cash and Cash Equivalents – Beginning
of Period	282,459	282,459	2,395,527	2,395,527

Cash and Cash Equivalents – End of Period	$738,194	$738,194	$292,722	$292,722

Supplemental disclosures with respect to cash flows (Note 9)

The accompanying notes are an integral part of these consolidated financial statements.

White Knight Resources Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited –prepared by management)
For the period ended September 30, 2005

1.	NATURE AND CONTINUANCE OF OPERATIONS

White Knight Resources Ltd. (the "Company") is a Canadian company incorporated in British Columbia. The Company is primarily engaged in the acquisition and exploration of mineral property interests.

At the date of these consolidated financial statements, the Company has not been able to identify an ore body on any of its mineral property interests. The ability of the Company to realize the costs it has incurred to date on these mineral property interests is dependent upon the Company being able to lever its property interests and cash, by way of exploration activities and option/joint ventures, into assets of greater value or to identify an ore body, to finance its exploration costs and to resolve any environmental, regulatory or other constraints which may hinder the successful development of the mineral property interest. To date, the Company has not earned revenues and is considered to be in the exploration stage.

These consolidated financial statements have been prepared assuming the Company will continue on a going- concern basis. The Company has incurred losses since inception and the ability of the Company to continue as a going-concern depends upon its ability to develop profitable operations and to continue to raise adequate financing. Management is actively targeting sources of additional financing through alliances with financial, exploration and mining entities, or other business and financial transactions which would assure continuation of the Company’s operations and exploration programs. In order for the Company to meet its liabilities as they come due and to continue its operations, the Company is solely dependent upon its ability to generate such financing. The Company has sufficient resources to meet its obligations for the foreseeable future at its current level of activity.

There can be no assurance that the Company will be able to continue to raise funds in which case the Company may be unable to meet its obligations. Should the Company be unable to realize on its assets and discharge its liabilities in the normal course of business, the net realizable value of its assets may be materially less than the amounts recorded on the consolidated balance sheets.

All amounts are in Canadian dollars unless otherwise stated.

	Sep 30 2005	Jun 30 2005

Working capital	$16,252,995	$11,216,455
Deficit	(12,875,993)	(12,573,936)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for audited financial statements. In the opinion of management, all adjustments (consisting of normal and recurring accruals) considered necessary for fair presentation have been included. Operating results for the three month period ended September 30, 2005 are not necessarily indicative of the results that may be expected for the year ended June 30, 2006.

The interim consolidated financial statements have been prepared by management in accordance with the accounting policies described in the Company’s annual consolidated financial statements for the year ended June 30, 2005. For further information, refer to the consolidated financial statements and footnotes thereto included for the year ended June 30, 2005.

White Knight Resources Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited –prepared by management)
For the period ended September 30, 2005	Page 2

Asset retirement obligations

The Company recognizes the fair value of a liability for an asset retirement obligation in the year in which it is incurred when a reasonable estimate of fair value can be made. The carrying amount of the related long-lived asset is increased by the same amount as the liability.

Changes in the liability for an asset retirement obligation due to the passage of time will be measured by applying an interest method of allocation. The amount will be recognized as an increase in the liability and an accretion expense in the statement of operations. Changes resulting from revisions to the timing or the amount of the original estimate of undiscounted cash flows are recognized as an increase or a decrease in the carrying amount of the liability for an asset retirement obligation and the cost of the related long-lived asset. At September 30, 2005, there are no asset retirement obligations.

Stock-based compensation

The fair value of stock options granted is determined using the Black-Scholes option pricing model and recorded as stock-based compensation.

Comparative figures

Certain comparative figures have been adjusted to conform to the current period’s presentation.

3.	MINERAL PROPERTY INTERESTS

	Balance at				Balance at
	June 30, 2005	Additions		Recovery	Sep 30, 2005

Nevada Properties
Benmark	$61,163	$19,600	$		$80,763
Celt	283,867				283,867
Cottonwood	93,403	20,830			114,233
Fye Canyon	173,778				173,778
Gold Bar Horst	120,828	27,488			148,316
Gold Pick	19,555	4,356			23,911
Goldstone	22,684	9,313			31,997
Hunter	88,788	7,210			95,998
Ian	18,930	12,228			31,158
Indian Ranch	108,402				108,402
Knolls	58,154	27,038			85,192
McClusky Pass	96,737	36,501			133,238
New Pass	419,727				419,727
Pat Canyon	81,163	26,738			107,901
Slaven Canyon	254,556	67,427			321,983
South Cabin Creek	34,349	12,618			46,967
Squaw Creek	377,471			(96,510)	280,961
Tonkin Summit	100,788	27,940			128,728
Miscellaneous properties	41,804	12,769			54,573
Total Nevada Properties	$2,456,147	$312,056		$(96,510)	$2,671,693

White Knight Resources Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited –prepared by management)
For the period ended September 30, 2005	Page 3

Title to mineral property interests involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral claims. The Company has investigated title to all of its mineral property interests and, to the best of its knowledge, expects title to all of its interests to be in good standing. The mineral property interests in which the Company has committed to earn an interest are located in the United States and the Company is therefore relying on advice by legal counsel who are basing such advice on the laws of the United States.

Nevada Properties

New Pass Project

In fiscal 2005, the Company entered into an option agreement with Bonaventure Enterprises Inc. whereby Bonaventure may earn a 50% interest in the property by incurring exploration expenditures of US$2,000,000, issuing 500,000 shares and making cash payments of US$500,000 over a 4-year period (US$125,000 and 200,000 shares received). Upon vesting, Bonaventure may elect to earn an additional 10% interest by financing the completion of a feasibility study.

Squaw Creek Project

In fiscal 2005, the Company entered into an option agreement with Bonaventure whereby Bonaventure may earn a 50% interest in the property by incurring exploration expenditures of US$2,000,000, issuing 500,000 shares and making cash payments of US$500,000 over a 4-year period (US$125,000 and 200,000 shares received). Upon vesting, Bonaventure may elect to earn an additional10% interest by financing the completion of a feasibility study.

4.	DEFERRED EXPLORATION COSTS

	Balance at		Balance at
	June 30,		Sep 30,
By Type of Cost	2005	Additions	2005

Assays	$713,694	$45,134	$758,828
Consulting	2,875,000	179,405	3,054,405
Drafting and report preparation	431,177	3,257	434,434
Drilling	3,103,814	451,092	3,554,906
Field operations	847,547	57,571	905,118
Reclamation	191,795		191,795
Recording	80,079		80,079
Supervision	374,039		374,039
Surveys	740,154	10,502	750,656
Trenching and site preparation	397,332	26,557	423,889
Recovery	(4,998,875)	(110,127)	(5,109,002)
Write-off	(3,246,878)	(38,712)	(3,285,590)

Total	$1,508,878	$624,679	$2,133,557

White Knight Resources Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited –prepared by management)
For the period ended September 30, 2005	Page 4

	Balance at						Balance at
	June 30,						Sep 30,
By Property	2005	Additions		Recoveries		Write-offs	2005

Nevada Properties
Benmark	$6,743	$6,520	$		$		$13,263
Celt	70,920	356					71,276
Cottonwood	105,702	85,316					191,018
Fye Canyon	78,139	843					78,982
Gold Bar Horst	54,943						54,943
Gold Pick	75,290	76,653					151,943
Goldstone	3,864						3,864
Hunter	24,926	220					25,146
Ian	625						625
Indian Ranch	24,223						24,223
Knolls	9,636	1,299					10,935
McClusky Pass	71,157	8,921					80,078
New Pass	162,063	748		(110,127)			52,684
Pat Canyon	22,846						22,846
Slaven Canyon	730,729	539,175					1,269,904
South Cabin Creek	34,106	4,691					38,797
Tonkin Summit	32,966	10,064					43,030
General exploration		38,712				(38,712)

Total Nevada Properties	$1,508,878	$773,518		$(110,127)		$(38,712)	$2,133,557

5.	CAPITAL STOCK

Authorized: 100,000,000 common shares without par value.

Share Issuances

During the period, the Company completed the following transactions:

	a)	Subsequent to a private placement completed in a prior period, the following warrants were exercised:

		(i)	4,397,057 warrants resulting in the Company issuing 4,397,057 common shares for proceeds of $5,496,322; and

		(ii)	543,527 brokers’ warrants resulting in the Company issuing 543,527 common shares for proceeds of $679,411, valued at $239,567.

	b)	Stock options valued at $44,331 were exercised resulting in the Company issuing 120,000 common shares for proceeds of $63,200.

Warrants

At September 30, 2005, the following warrants were outstanding:

Number	Exercise
of Warrants	Price	Expiry Date

1,500,000	$ 2.50	December 20, 2005

White Knight Resources Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited –prepared by management)
For the period ended September 30, 2005	Page 5

Warrant transactions and the number of warrants outstanding are summarized as follows:

	Number	Exercise
	of Warrants	Price	Expiry Date

Balance, June 30, 2005	9,808,233

Warrants exercised	(4,352,351)	$ 0.60	July 29, 2005
Warrants exercised	(588,235)	0.60	August 3, 2005
Warrants expired	(3,367,647)	0.60	August 3, 2005

Balance, September 30, 2005	1,500,000

Stock options

At September 30, 2005, the following incentive stock options were outstanding:

Number	Exercise
of Shares	Price	Expiry Date

55,000	$ 0.10	May 14, 2006
755,500	0.23	January 23, 2008
2,074,500	0.41	September 23, 2008
240,000	0.75	March 1, 2009
50,000	0.85	March 21, 2010
90,000	0.67	April 6, 2010

3,265,000

Stock option transactions and the number of stock options outstanding are summarized as follows:

		Weighted
		Average
	Number	Exercise
	of Options	Price

Balance, June 30, 2005	3,385,000	$ 0.41
Options exercised	(120,000)	0.53

Balance, September 30, 2005	3,265,000	0.40

Number of options currently exercisable	3,140,000	$ 0.39

During the period ended September 30, 2005, there were no stock options granted.

White Knight Resources Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited –prepared by management)
For the period ended September 30, 2005	Page 6

6.	RELATED PARTY TRANSACTIONS

During the year to date, the Company paid management fees in the amount of $66,000 (2004 - $66,000) to directors and officers of the Company and companies controlled by directors.

During the year to date, the Company paid consulting fees in the amount of $28,840 (2004 - $27,450) to directors and officers of the Company and companies controlled by directors. Of that amount, $28,840 (2004 - $27,450) is included or written off to deferred exploration costs.

During the year to date, the Company paid administrative fees in the amount of $3,678 (2004 - $Nil) to a company controlled by a director.

Amounts payable to related parties at September 30, 2005 aggregated $110,107 (June 30, 2005 - $17,754). The fair value for amounts due to related parties is not determinable since there are no stated terms of repayment.

The amounts charged to the Company for the services provided have been determined by negotiation among the parties and, in certain cases, are covered by signed agreements. These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

7.	SEGMENTED INFORMATION

The Company’s one reportable segment is the exploration and development of mineral properties. Geographical information is as follows:

				Mineral
				Property
				Interests
				and
				Deferred
	Total			Exploration	Other
	Assets	Equipment		Costs	Assets

September 30, 2005
Canada	$16,423,589	$29,259	$		$16,394,330
United States	5,366,711	119,465		4,805,250	441,996

	$21,790,300	$148,724		$4,805,250	$16,836,326

June 30, 2005
Canada	$11,377,473	$30,799	$		$11,346,674
United States	4,319,402	108,319		3,965,025	246,058

	$15,696,875	$139,118		$3,965,025	$11,592,732

	2005		2004

	Quarter	Year	Quarter	Year
	to Date	to Date	to Date	to Date

Loss before other items:
Canada	$237,383	$237,383	$158,594	$158,594
United States	47,323	47,323	52,067	52,067

	$284,706	$284,706	$210,661	$210,661

White Knight Resources Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited –prepared by management)
For the period ended September 30, 2005	Page 7

8.	RECLAMATION BONDS

The Company has secure funds in place with the United States government, a Canadian bank and a United States bank as security for reclamation bonds on its mineral properties. These reclamation bonds were required by the local jurisdictions at the time exploration activities commenced on the properties and do not represent an asset retirement obligation (Note 2). Interest on the certificates of deposit with Canadian and United States banks is paid on a periodic basis to the Company.

9.	SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS

Significant non-cash transactions during the period (2004 - $Nil) include the acquisition of 200,000 common shares of Bonaventure Enterprises Inc. (valued at $0.20 per share) as per the terms of option agreements (Note 3). Included in accounts payable are $171,136 (2004 – $6,175) relating to deferred exploration costs and $25,047 (2004 - $Nil) related to reclamation bonds. Included in accounts receivable are $109,979 (2004 - $Nil) relating to deferred exploration costs and $87,202 (2004 - $Nil) relating to acquisition of mineral property interests.

10.	SUBSEQUENT EVENTS

In October 2005, the Company granted 50,000 stock options to an officer of the Company, at a price of $1.50 per share for a period of five years, pursuant to its Stock Option Plan.

JOHN M. LEASK, P.Eng	GORDON P. LEASK, P.Eng.
Chairman & President	Director
Vancouver, BC, Canada	Vancouver, BC, Canada

BRIAN D. EDGAR	MEGAN M. CAMERON-JONES
Director	Director & Secretary
Vancouver, BC, Canada	Vancouver, BC, Canada

ROBERT G. CUFFNEY	KAREEN McKINNON
Vice-President, Exploration	Vice-President, Corporate Development
Reno, Nevada, USA	Vancouver, BC, Canada

HEAD OFFICE	NEVADA OFFICE
Suite 922, 510 West Hastings Street	Suite 140, 121 Woodland Avenue
Vancouver, BC, Canada	Reno, Nevada, USA
V6B 1L8	89523

Tel: (604) 681-4462	Tel: (775) 787-3444
Fax: (604) 681-0180	Fax: (775) 787-3447
E-mail: info@whiteknightres.com
Website: www.whiteknightres.com

LEGAL COUNSEL	TRANSFER AGENT
Axium Law Group	Pacific Corporate Trust Company
Vancouver, BC, Canada	Vancouver, BC Canada

REGISTERED OFFICE	AUDITOR
Suite 3350	Davidson & Company
1055 Dunsmuir Street	Chartered Accountants
Vancouver, BC, Canada V7X 1L2	Vancouver, BC, Canada

CAPITALIZATION	FINANCIAL INSTITUTION
Authorized:	Bank of Montreal
Unlimited Common shares	Vancouver, BC, Canada
Issued as at November 15, 2005: 59,159,972

STOCK EXCHANGE
Listed: TSX Venture Exchange
Symbol: WKR-V